SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Pioneer Step Holdings Limited

Attention: Jason Wong / Raymond Ng

c/o 29th Floor, Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

(852) 2186-3870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077407	SC 13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIONEER STEP HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 538,462
	8.	Shared Voting Power
	9.	Sole Dispositive Power 538,462
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Calculated based upon 39,788,205 outstanding shares of the common stock of the Issuer, which represents 38,442,051 shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 538,462 shares and 807,692 shares (collectively, the “Initial Shares”) issued to Pioneer Step Holdings Limited and Champion River Ventures Limited, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.

(2) As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Pioneer Step Holdings Limited and Champion River Ventures Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Purchase Agreement, at the closing of the Second Tranche Pioneer Step Holdings Limited and Champion River Ventures Limited have the right to acquire an additional 6,303,814 shares of common stock of the Issuer, with the allocation of such shares between Pioneer Step Holdings Limited and Champion River Ventures Limited to be mutually agreed upon by Pioneer Step Holdings Limited and Champion River Ventures Limited at the closing of the Second Tranche.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAU HOI SHUEN SOLINA HOLLY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 538,462
	8.	Shared Voting Power
	9.	Sole Dispositive Power 538,462
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Calculated based upon 39,788,205 outstanding shares of the common stock of the Issuer, which represents 38,442,051 shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 538,462 shares and 807,692 shares (collectively, the “Initial Shares”) issued to Pioneer Step Holdings Limited and Champion River Ventures Limited, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.

(2) As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Pioneer Step Holdings Limited and Champion River Ventures Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. Pursuant to the Purchase Agreement, at the closing of the Second Tranche Pioneer Step Holdings Limited and Champion River Ventures Limited have the right to acquire an additional 6,303,814 shares of common stock of the Issuer, with the allocation of such shares between Pioneer Step Holdings Limited and Champion River Ventures Limited to be mutually agreed upon by Pioneer Step Holdings Limited and Champion River Ventures Limited at the closing of the Second Tranche.

CUSIP No. 171077407	SC 13D	Page 4 of 9

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share of ChromaDex Corporation, a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”). The address of the Issuer’s principal executive office is 10005 Muirlands Boulevard, Suite G, Irvine, California, 92618. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons: Pioneer Step Holdings Limited, a British Virgin Islands corporation (“Pioneer Step”), and Chau Hoi Shuen Solina Holly, a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China (“Solina Chau”). Pioneer Step and Solina Chau are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Solina Chau is the sole shareholder and sole director of Pioneer Step.

The principal business of each of the Reporting Persons is investing. The registered office address for Pioneer Step is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and its correspondence address is c/o 29th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong. The business address of Solina Chau is c/o 29th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.

The Shares to which this Schedule 13D relates are owned directly by Pioneer Step.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Pioneer Step is a corporation formed under the laws of the British Virgin Islands. Solina Chau, a natural person, is a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Securities Purchase Agreement

On April 26, 2017, Pioneer Step Holdings Limited and Champion River Ventures Limited (“Champion Rivers”, each a “Purchaser” and together, the “Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer agreed to sell and issue up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively. The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 538,462 Shares to Pioneer Step and 807,692 Shares to the other Purchaser. The closing of the second tranche (the “Second Tranche”) is expected to occur within 30 days of the closing of the First Tranche, at which closing the Issuer has agreed to issue an aggregate of 6,303,814 Shares to the Purchasers, with the allocation of such Shares to be mutually agreed upon by the Purchasers at the closing of the Second Tranche. The closing of the Second Tranche is subject only to customary closing conditions and the satisfactory completion of due diligence by the Purchasers. At the closing of the third tranche (the “Third Tranche”), subject to the terms and conditions set forth in the Purchase Agreement, it is proposed that the Purchasers will acquire, in the aggregate, an additional 1,965,417 Shares. The closing of the Third Tranche is subject to approval by the Issuer’s stockholders.

Following the closing of the Second Tranche, pursuant to the Purchase Agreement, the Issuer shall permit two individuals (collectively, the “Observers”), with each Purchaser being entitled to nominate one Observer, to attend all meetings of the Issuer’s Board of Directors (the “Board”) in a non-voting capacity, and in connection therewith, the Issuer is required to provide the Observers with certain information that the Issuer provides to the Board. The

CUSIP No. 171077407	SC 13D	Page 5 of 9

observer rights applicable to a particular Purchaser terminate on the date on which such Purchaser’s director nominee is first actually appointed or elected to the Board. In addition, subject to certain ownership and other requirements, the Purchase Agreement provides the Purchasers with certain information and access rights relating to the Issuer and its business.

Subject to completion of the Second Tranche, the Purchase Agreement requires that the Issuer’s Board increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies shall be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one nominee selected by each of the Purchasers (the “Purchaser Designees”).

In addition, from and after the date of the Purchase Agreement, upon prior written request thereof by any Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the Purchasers and such other substantial holders of Common Stock as reasonably requested by such Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

Registration Rights Agreement

At the closing of the First Tranche and unless otherwise waived by the Purchasers, the Purchase Agreement requires that the Issuer and the Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the Purchasers (the “Registration Rights Agreement”) with respect to the Shares acquired under the Purchase Agreement. The Issuer and the Purchasers entered into the Registration Rights Agreement on April 29, 2017. The Registration Rights Agreement grants the Purchasers customary shelf and piggyback registration rights.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2 and 99.3 of Item 7 hereof.

Pioneer Step acquired the Shares as investment in its ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designees, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

CUSIP No. 171077407	SC 13D	Page 6 of 9

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 8, 2017, Pioneer Step beneficially owned and had sole voting and dispositive power with respect to 538,462 Shares, representing approximately 1.4% of the 39,788,205 outstanding Shares as of the date of this Schedule 13D, based on 38,442,051 Shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 538,462 Shares and 807,692 Shares issued in the First Tranche to Pioneer Step and Champion River, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.

As of May 8, 2017, Solina Chau, by virtue of being the sole shareholder of Pioneer Step, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Pioneer Step.

By virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche, each of Pioneer Step and Champion River may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. Pursuant to the Purchase Agreement, at the closing of the Second Tranche Pioneer Step and Champion River have the right to acquire an additional 6,303,814 Shares, with the allocation of such Shares between Pioneer Step and Champion River to be mutually agreed upon by Pioneer Step and Champion River at the closing of the Second Tranche. As a result, until the closing of the Second Tranche, each of Pioneer Step and Champion River may be deemed to beneficially own the Shares beneficially owned by each other solely for such purposes. The aggregate number of Shares beneficially owned collectively by Pioneer Step and Champion River is therefore 7,649,968, which represents approximately 16.6% of the outstanding Shares, based on 38,442,051 Shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 538,462 Shares and 807,692 Shares issued in the First Tranche to Pioneer Step and Champion River, respectively, plus an aggregate of 6,303,814 Shares that the Purchasers have the right to acquire from the Issuer in the Second Tranche.

The share ownership reported by Pioneer Step on this Schedule 13D does not include any Shares owned by Champion River, and each of Pioneer Step and the other Reporting Person on this Schedule 13D disclaims beneficial ownership of any Shares owned by Champion River or any other person.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24	Power of Attorney.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 171077407	SC 13D	Page 7 of 9

Exhibit 99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

CUSIP No. 171077407	SC 13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2017

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney.

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

EXHIBIT 24

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Ng Ngar Bun Raymond and Wong Sze Tchung Jason, signing singly, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1)    execute for and on behalf of the undersigned, and in the undersigned’s capacity as an officer and/or director of Pioneer Step Holdings Limited (the “Company”), from time to time the following U.S. Securities and Exchange Commission (“SEC”) forms: (i) Form ID, including any attached documents, to effect the assignment of codes to the undersigned to be used in the transmission of information to the SEC using the EDGAR System; (ii) Form 3, Initial Statement of Beneficial Ownership of Securities, including any attached documents; (iii) Form 4, Statement of Changes in Beneficial Ownership of Securities, including any attached documents; (iv) Form 5, Annual Statement of Beneficial Ownership of Securities in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, including any attached documents; (v) Schedule 13D and (vi) amendments of each thereof, in accordance with the Securities Exchange Act of 1934, as amended, and the rules thereunder, including any attached documents;

(2)    do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, Schedule 13G, Schedule 13D or any amendment(s) thereto, and timely file such form(s) with the SEC and any securities exchange, national association or similar authority; and

(3)    take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact, acting singly, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Regulation 13D-G of the Securities Exchange Act of 1934, as amended. The undersigned hereby agrees to indemnify the attorney in fact and the Company from and against any demand, damage, loss, cost or expense arising from any false or misleading information provided by the undersigned to the attorney-in fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such forms with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 5, 2017.

/s/ Chau Hoi Shuen Solina Holly
Chau Hoi Shuen Solina Holly

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 8, 2017.

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact